Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No.1 to the Registration Statement of 180 Life Sciences Corp. on Form S-1 (File No. 333-272749) of our report dated March 31, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of 180 Life Sciences Corp. as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

San Francisco, CA

July 25, 2023